Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero
Partner
jcorriero@stradley.com
215.564.8528

August 31, 2026

Via EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	Bluerock ETF Trust and Bluerock ETF Advisor, LLC (the “Applicants”)
File No.: 812-16045
Request for Withdrawal of Application

Dear Sir or Madam:

On June 24, 2026, the Applicants filed an application pursuant to Sections 6(c) of the Investment Company Act of 1940 (the "1940 Act") for an order granting certain exemptions from the provisions of Section 15(a) of the 1940 Act and certain disclosure requirements under various rules and forms hereunder (the “Application”). The Applicants respectfully request that the Application be withdrawn and the U.S. Securities and Exchange Commission take no action with respect thereto.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero, Esq.

Stradley Ronon Stevens & Young, LLP  |  stradley.com
Chicago  |  Los Angeles  |  New York  |  Philadelphia  |  Washington, D.C.